Filed pursuant to
General Instruction II.L of Form F-10;
Filed No. 333-129601

Prospectus Supplement to Short Form Base Shelf Prospectus Dated November 9, 2005

Secondary Offering	November 10, 2005

3,440,000 Trust Units

_________________

        This prospectus supplement supplements the prospectus dated November 9, 2005, and relates to the sale of up to 3,440,000 Trust Units by Kingsbridge Capital Limited.

Investing in the Trust Units involves risks that are described in the “Risk Factors” section beginning on page 16 of the prospectus.

        We are permitted, under a multi-jurisdictional disclosure system, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements adopted by the United States and Canada, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to the consolidated financial statements incorporated by reference in the accompanying prospectus.

        Owning the Trust Units may subject you to tax consequences both in Canada and in the United States. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement.

        Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are open ended unincorporated investment trust governed by the laws of the Province of Alberta, some or all of our officers and directors and some or all of the experts named in this prospectus supplement and the prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

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IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This prospectus supplement, describes the specific terms for the sale of Trust Units by Kingsbridge, the selling shareholder, and also adds and updates certain information contained in the prospectus and documents incorporated by reference. The short form base shelf prospectus, dated November 9, 2005 (the “prospectus”), gives more general information, some of which may not apply to the Trust Units which are sold by Kingsbridge.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and Kingsbridge has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and Kingsbridge is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with Canadian Securities Commissions and incorporated by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In the prospectus and this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, and all financial information included and incorporated by reference in the prospectus and this prospectus supplement is determined using Canadian generally accepted accounting principles (“Canadian GAAP”). “U.S. GAAP” means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 17 of our audited consolidated financial statements for the year ended December 31, 2004, incorporated by reference in the prospectus.

        Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to “we”, “us”, “our” or “the Trust” refer to Enterra Energy Trust and its consolidated subsidiaries and partnerships. In the sections entitled “Description of Trust Units” in the prospectus, “we”, “us”, “our” or “the Trust” refer to Enterra Energy Trust, without any of its consolidated subsidiaries or partnerships.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the Trust Units offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and in the prospectus.

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TABLE OF CONTENTS

Prospectus Supplement

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EXCHANGE RATE INFORMATION

        We publish our consolidated financial statements in Canadian dollars. In this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars.

        The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods. The high, low and average exchange rates for each period were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of U.S. dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). On November 9, 2005, the Bank of Canada noon rate was US$0.8432 equals $1.00.

	Year Ended December 31,			Nine Months Ended September 30,

	2002	2003	2004	2005

Period End	0.6331	0.7738	0.8308	0.8269
High	0.6618	0.7738	0.8493	0.8322
Low	0.6199	0.6350	0.7159	0.7961
Average	0.6369	0.7156	0.7697	0.8156

USE OF PROCEEDS

        We will not receive any proceeds from the sales by Kingsbridge pursuant to this prospectus supplement. We will receive payment from Kingsbridge for all Trust Units we sell to Kingsbridge pursuant to the Committed Equity Financing Facility and Kingsbridge Warrant.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The following is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) in respect of the acquisition of Trust Units pursuant to this offering generally applicable to purchasers who (i) hold Trust Units as capital property for purposes of the Tax Act, and (ii) at all material times deal at arm’s length, and are not affiliated, with Enterra and the Trust for purposes of the Tax Act. Generally, Trust Units will be considered to be capital property to a holder who does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian resident Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Trust Units treated as capital property.

This summary is not applicable to either a Unitholder that is a “financial institution” or a “specified financial institution”, as defined for purposes of the Tax Act, or a Unitholder, an interest in which would be a “tax shelter investment” under the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (“Tax Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the Trust’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the “CRA”).

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the acquisition of Trust Units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular investor. Consequently, potential investors are urged to seek independent tax advice in respect of the consequences to them of the acquisition of Trust Units having regard to their particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is resident, or deemed to be resident, in Canada.

Status of the Trust

The Trust qualifies as a mutual fund trust under the provisions of the Tax Act and the balance of the summary assumes that the Trust will continue to so qualify. The Trust is also a “registered investment” under the Tax Act, and this summary further assumes that the Trust will be so registered.

The requirements to qualify as a mutual fund trust for purposes of the Tax Act include:

1.	the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

2.	the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units, in this regard, there must be at least 150 Unitholders, each of whom owns not less than one “block” of Trust Units having a fair market value of not less than $500 (a “block” of Trust Units means 100 Trust Units if the fair market value of one Trust Unit is less than $25); and

3.	continuously from the time of its creation, all or substantially all of the Trust’s property must consist of property other than property that would be “taxable Canadian property” for purposes of the Tax Act.

The Trust has certain restrictions on its activities and its powers and certain restrictions on the holding of taxable Canadian property, such that Enterra believes it is reasonable to expect that the requirements will be satisfied. However, Enterra and the Trust can provide no assurances that the requirements will continue to be met.

The Department of Finance (Canada) has indicated that it will continue to evaluate the development of the income trust market as part of its ongoing monitoring and assessment of Canadian financial markets and the Canadian tax system. On September 8, 2005, the Department of Finance issued a paper and launched consultations on the economic and fiscal implications of flow-through entities (“FTEs”) including income trusts. Submissions will be received until December 31, 2005. On September 19, 2005 the Minister of Finance announced that he asked the Minister of National Revenue to postpone providing advance rulings respecting FTEs. As of the date hereof, there has been no guidance issued by the Department of Finance as to the nature of changes to the Tax Act, if any, that are being considered with respect to FTEs. Accordingly, as with all potential changes in law, no assurance can be given that changes will not be made to the Tax Act that adversely affect the Trust or Unitholders.

If the Trust were not to so qualify as a mutual fund trust or were not to be registered as a registered investment from inception, the income tax considerations would in some respects be materially different from those described below. See “Risk Factors” in the prospectus.

Taxation of the Trust

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year (i) all interest on the series A notes issued by it’s subsidiaries (“Series A Notes”) that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year (ii) all interest on the notes issued by Enterra Energy Commercial Trust (“CT Note”) that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year (iii) the net income of Enterra Energy Commercial Trust paid or payable to the Trust in the year and (iv) all amounts in respect of any oil and gas royalties, if any, held by the Trust including any amounts required to be reimbursed to the grantor of the royalty in respect of Crown charges.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis (subject to pro-ration for short taxation years). The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above and to the extent permitted under the Tax Act. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in that year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of the issuance by the Trust of additional Trust Units (“Reinvested Trust Units”). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. A redemption of Trust Units that is effected by a distribution by the Trust to a Unitholder of Series A Notes will be treated as a disposition by the Trust of such Series A Notes for proceeds of disposition equal to the fair market value thereof and may give rise to a taxable capital gain to the Trust.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the “Capital Gains Refund”). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust’s tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Trust’s entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

The Trust is a “registered investment” under the Tax Act. It may have its registration revoked by CRA if it ceases to be a mutual fund trust and did not otherwise qualify for registered investment status.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have material adverse tax consequences for certain Unitholders.

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units. Provided that appropriate designations are made by Enterra Energy Commercial Trust and the Trust, such portion of the Trust’s net taxable capital gains and taxable dividends, if any, as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The amount of any net taxable capital gains designated by the Trust to a Unitholder will be included in the Unitholder’s income under the Tax Act for the year of disposition as a taxable capital gain. See “Taxation of Capital Gains and Capital Losses” below. The non-taxable portion of net realized capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder’s income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder’s share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a trust unit is less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. See “Taxation of Capital Gains and Capital Losses” below.

The amount of dividends designated by the Trust to a Unitholder will be subject to, among other things, the gross-up and dividend tax credit provisions for Unitholders who are individuals, the refundable tax under Part IV of the Tax Act applicable to “private corporations” and “subject corporations” (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder’s liability for alternative minimum tax.

Cost of Trust Units

The cost to a Unitholder of a trust unit will generally include all amounts paid by the unit holder for the trust unit. Reinvested Trust Units issued to a Unitholder, as a non-cash distribution of income will have a cost equal to the amount of income distributed by the issuance of such Reinvested Trust Units. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property in order to determine the respective adjusted cost base of each Trust Unit.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of (i) such Unitholder’s adjusted cost base of the Trust Units disposed of, determined immediately before the disposition and (ii) any reasonable costs of disposition. A redemption of Trust Units in consideration for cash distributed to the Unitholder in satisfaction of the Market Redemption Price, or the issuance of a Redemption Note by the Trust in satisfaction of the Market Redemption Price, will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the principal amount of the Redemption Note, as the case may be. Where Trust Units are redeemed by the distribution of Series A Notes to the Unitholder, the proceeds of disposition to the Unitholder of such Trust Units will generally be equal to the fair market value of the Series A Notes so distributed less any capital gain or income realized by the Trust in connection with such redemption which has been designated by the Trust to the redeeming Unitholder.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder’s capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder, except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units. See “Taxation of Capital Gains and Capital Losses” below.

The cost to a Unitholder of any Series A Notes distributed to the Unitholder by the Trust on a redemption of Trust Units will be equal to the fair market value of such Series A Notes at the time of distribution, excluding any accrued interest thereon. Such a Unitholder will be required to include in income interest on such Series A Notes (including interest that had accrued to the date of distribution of the Series A Notes to the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of distribution of the Series A Notes, an offsetting deduction will be available in computing the Unitholder’s income from the Trust.

A Unitholder will be required to include in income interest on the Redemption Notes in accordance with the provisions of the Tax Act.

A Unitholder that is a corporation that is throughout a relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and interest.

Tax-Exempt Unitholders

Provided that the Trust qualifies as a “mutual fund trust” or is a “registered investment” for purposes of the Tax Act at a particular time, the Trust Units will be qualified investments for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust and the Trust’s registration as a registered investment under the Tax Act is revoked, the Trust Units will cease to be qualified investments under the Tax Act for Exempt Plans. Where, at the end of a month, an Exempt Plan holds Trust Units or other properties that are not qualified investments, the Exempt Plan may, in respect of that month, be required to pay a tax under Part XI.1 of the Tax Act.

Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain arising on the disposition of Trust Units. However, where an Exempt Plan receives trust property as a result of a redemption of Trust Units, some or all of such property may not be qualified investments under the Tax Act for the Exempt Plans and could, as discussed above, give rise to adverse consequences to the Exempt Plans (and, in the case of registered retirement savings plans or registered retirement income funds, to the annuitants thereunder). Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights thereunder.

Taxation of Capital Gains and Capital Losses

Generally, one half of any capital gain (a “taxable capital gain”) realized by a Unitholder on the disposition of capital property in a taxation year must be included in the income of the holder for the year, and one half of any capital loss (an “allowable capital loss”) realized in a taxation year may be deducted from taxable capital gains realized by the holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A corporation that is throughout a relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized in the particular taxation year.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

Taxation of the Trust

The tax treatment of the Trust under the Tax Act is as generally described above under “Residents of Canada – Taxation of the Trust”. If the Trust ceases to qualify as a mutual fund trust for purposes of the Tax Act, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse tax consequences to certain Unitholders.

Taxation of Income from Trust Units

All income of the Trust determined in accordance with the Tax Act (except taxable capital gains) paid or credited by the Trust in a taxation year to a Non-Resident Holder will generally be subject to Canadian withholding tax at a rate of 25%, subject to a reduction of such rate under an applicable income tax treaty or convention, whether such income is paid or credited in cash or in Reinvested Trust Units. See “Residents of Canada – Taxation of the Trust” above. Provided that certain conditions are satisfied, the rate of Canadian withholding tax may be reduced to 15% in respect of amounts that are paid or credited by the Trust to a Non-Resident Holder that is a United States resident for the purposes of the Canadian – United States Income Tax Convention.

The Trust is required to maintain a special “TCP gains balance” account to which it will add its capital gains from dispositions after March 22, 2004 of “taxable Canadian property” (as defined in the Tax Act) and from which it will deduct its capital losses from dispositions of such property and the amount of all “TCP gains distributions” (as defined in the Tax Act) made by it in previous taxation years. If the Trust pays an amount to a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain of the Holder and the total of all such amounts designated by the Trust in a taxation year to Non-Resident Holders exceeds 5% of all such designated amounts, such portion of that amount as does not exceed the Non-Resident Holder’s pro rata portion of the Trust’s “TCP gains balance” account (as defined in the Tax Act) for the taxation year effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains). All other amounts distributed by the Trust to a Non-Resident Holder other than amounts described above, where more than 50% of the fair market value of a Trust Unit is attributable to, inter alia, real property situated in Canada or a “Canadian resource property” (as defined in the Tax Act) will be subject to a special Canadian tax of 15% of the amounts of such distributions as an income tax on the deemed capital gain. This tax will be withheld from such distributions by the Trust. A Non-Resident Holder will not be required to report such distribution in a Canadian tax return and such distribution will not reduce the adjusted cost base of the Non-Resident Holder’s Trust Units. If a Non-Resident Holder realizes a capital loss on the disposition of a Trust Unit in a particular taxation year and files a special tax return on or before such Non-Resident Holder’s filing due date for such taxation year, the Non-Resident Holder will have a “Canadian property mutual fund loss” (as defined in the Tax Act) equal to the lesser of such loss and sum of all distributions previously received on such Trust Unit that were subject to 15% tax. The Non-Resident Holder’s tax liability for such taxation year shall be computed by reducing any deemed capital gain for the taxation year by the aggregate of such loss and any unused “Canadian property mutual fund losses” (as defined in the Tax Act) from previous taxation years arising from the disposition of a Trust Unit or a share of the capital stock of a mutual fund corporation or a unit of another mutual fund trust. In certain circumstances, the Non-Resident Holder may be entitled to receive a refund of all or a portion of such tax. A Canadian property mutual fund loss and unused Canadian mutual fund losses generally may be carried back up to three years and forward indefinitely and deducted against similar distributions received in such years.

Disposition of Trust Units

A Non-Resident Holder will be subject to taxation in Canada in respect of a capital gain or capital loss realized on the disposition of Trust Units only to the extent such units constitute “taxable Canadian property”, as defined in the Tax Act, and the Non-Resident Holder is not afforded relief under an applicable income tax treaty or convention.

Trust Units will normally not be taxable Canadian property at a particular time provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time (ii) the Trust is a mutual fund trust at the time of the disposition, and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder of Trust Units that are not taxable Canadian property will not be subject to tax on gains realized under the Tax Act on the disposition of such units.

A Non-Resident Holder whose Trust Units constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the redemption or disposition of such units equal to the amount by which the proceeds of disposition exceeds (or is less than) the aggregate of (i) such Unitholder’s adjusted cost base of its Trust Units so disposed, determined immediately before the redemption or disposition and (ii) any reasonable costs of disposition.

Taxation of Capital Gains and Capital Losses on Dispositions of Taxable Canadian Property

Generally, one half of any capital gain (a “taxable capital gain”) realized by a Non-Resident Holder on a disposition of taxable Canadian property in a taxation year must be included in the income of the Non-Resident Holder for the year, and one half of any capital loss (an “allowable capital loss”) realized by a Non-Resident Holder on a disposition of taxable Canadian property in a taxation year may be deducted from taxable capital gains realized by the Non-Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

In certain cases where a Non-Resident Holder realizes a capital gain from a disposition of property that constitute taxable Canadian property to such Non-Resident Holder, it is possible that any such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. Conversely, the amount of any capital loss resulting from the disposition of such property may not be deductible against capital gains of the Non-Resident Holder for the purposes of the Tax Act by virtue of the provisions of such income tax treaty or convention. Unitholders who are Non-Resident Holders are advised to consult with their tax advisors regarding the application of any applicable income tax treaty or convention.

If a Non-Resident Holder disposes of taxable Canadian property, the Non-Resident Holder is required to file a Canadian income tax return for the taxation year in which such disposition occurs.

United States Federal Income Tax Considerations

The following summary discusses the material United States federal income tax considerations that are generally applicable to a holder of Trust Units who is a citizen or resident of the United States, who will be a corporation, partnership or other entity that is created or organized in or under the laws of the United States, who will be subject to United States federal income tax on a net income basis with respect to Trust Units that are acquired (a “U.S. Holder”).

This summary does not purport to be a complete description of all of the United States federal income tax considerations that may be relevant to a U.S. Holder. In particular, this summary deals only with U.S. Holders who hold Trust Units as a capital asset. This summary does not address the tax treatment of U.S. Holders who are subject to special tax rules. Nor does this summary discuss the United States federal income tax considerations for a partner in a partnership which holds Trust Units.

Flow-through of Items of Income, Gain, Loss, Deduction and Credit

A U.S. Holder will include in each of its taxable years its share of our items of income, gain, loss, deduction and credit and certain deductions in respect of depletion for each of our taxable years that ends within or with such U.S. Holder’s taxable year on its own United States federal income tax return in order to determine its liability for United States federal income tax whether or not we make any distribution to it. Such items of income, gain, loss, deduction and credit will be determined on United States federal income tax principles and will as a general matter retain their character and source as they flow through us to the holders of Trust Units. The use by a holder of Trust Units of certain of our items of deduction, loss and credit will be limited as is discussed below.

As a result, a U.S. Holder whose taxable year is not the same as our taxable year and who disposes of all of its Trust Units after the close of its taxable year but before the end of our taxable year will be required to include in income for its then taxable year its share of more than one year of our items of income, gain, loss, deduction and credit. A U.S. Holder’s share of our items of income, gain, loss, deduction and credit will, as a general matter, be its percentage interest in us of such items.

Tax Rates and Creditability of Certain Canadian Income Taxes.

As general matter, the character and source of a U.S. Holder’s share of the items of the income, gain, loss, deduction and credit is determined at our level and flows through us to each such U.S. Holder in determining its liability for United States federal income tax including any effect of the alternative minimum tax. Each U.S. Holder should consult with its tax advisors as to the impact of holding Trust Units on its liability for the United States federal income tax and the alternative minimum tax. The rules as to the use of foreign income taxes as credits are complex, the following discussion is only a summary of a portion thereof, and a U.S. Holder should discuss these matters with its own tax advisors.

United States Federal Income Tax Rates

Dividends that are received from a foreign corporation are currently subject to the United States federal income tax at a maximum rate of 15 percent under certain conditions. If the U.S. Holder is an individual, then any dividends received would be subject to the United States federal income tax at a maximum rate of 15 percent so long as (i) the shares in respect of which the dividends are paid have been held (subject to certain tolling rules) for more than 60 days during the 120 day period which begins 60 days before the those shares go ex-dividend, (ii) such U.S. Holder is not under an obligation to make certain related payments with respect to substantially similar or related property, (iii) we are not either a foreign personal holding company, a foreign investment company or a passive foreign investment company, and (iv) we are eligible for the benefits of the income tax treaty between Canada and the United States. It is likely that the Internal Revenue Service will take the position that such holding period requirement is applied when an individual holds shares indirectly through us to the individual’s holding period in Trust Units.

For a U.S. Holder who is an individual, any long-term capital gain that is realized on the sale or other disposition of Trust Units (including any part of a distribution that is treated as gain on such units that is a long-term capital gain) would be subject to tax at a maximum rate of 15 percent until the end of 2008 under current law. Each U.S. Holder should discuss with its own advisor whether a person whose holding period in us is less than one year can claim such 15 percent tax rate.

Credits for Canadian Income Taxes

As a general matter, any Canadian income taxes that are withheld from distributions are foreign income taxes that, subject to generally applicable limitations under United States law, may be used by a U.S. Holder as a credit against its United States federal income tax liability or as a deduction (but only for a taxable year for which such U.S. Holder elects to do so with respect to all foreign income taxes). So long as we are a partnership for United States federal income tax purposes, the provisions of Section 901(k) of the Internal Revenue Code should not apply. If we were a corporation for such purposes, then a U.S. Holder would not be able to claim the foreign tax credit with respect to any such Canadian tax that is withheld on a distribution that we made unless such U.S. Holder had held the Trust Units for a minimum period (subject to certain tolling rules) of at least 16 days during the 30 day period beginning on the date which is 15 days before the date on which the Trust Units went ex-dividend with respect to such dividend or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. It is likely that the Internal Revenue Service will take the position that the holding period requirement that is summarized in the preceding sentence is measured as to an individual partner of us in respect of any Canadian taxes paid by us in respect of dividends that we receive by the holding period in the Trust Units.

The limitation under United States law on foreign taxes that may be used as credits is calculated separately with respect to specific classes of income or “baskets”. That is, the use of foreign taxes that are paid with respect to income in any such basket as a credit is limited to a percentage of the foreign source income in that basket. For such purposes, a U.S. Holder’s share of our income, gain, loss and deductions is generally in the passive basket if it holds less than 10 percent of the Trust Units. Its share of the dividends and the income will be from foreign sources, but the amount of foreign source income of an individual is only a fraction of the dividend income that is subject to the 15 percent maximum rate. Under rules of general application, a portion of a U.S. Holder’s interest expense and other expenses can be allocated to, and thereby reduce, the foreign source income in any basket.

Any gain that is recognized by a U.S. Holder on the sale of a Trust Unit that is recognized because a distribution thereon is in excess of basis in that security will generally constitute income from sources within the United States for U.S. foreign tax credit purposes and will therefore not increase the ability to use foreign taxes as credits.

Tax Consequences if We are Determined to be a Passive Foreign Investment Company

Although we do not expect to be a passive foreign investment company, or PFIC, we will be a PFIC if either (a) 75 percent or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25 percent or more of the shares by value, is passive income (as defined in the pertinent provisions of the Internal Revenue Code or (b) 50 percent or more of our assets (including the pro rata share of the assets of any company in which it is considered to own 25 percent or more of the shares by value), are held for the production of, or produce, passive income. Although we believe that we are not currently a PFIC and do not expect that we will become a PFIC, there is no assurance in that regard.

If we were a PFIC, and a U.S. Holder did not make an election to treat it as a qualified electing fund (there is no assurance that it will be able to make such an election) or elect to make a mark-to-market election (again, there is no assurance that it will be able to make such an election) then distributions on our stock that exceed 125 percent of the average distributions received by the U.S. Holder in the shorter of the three previous taxable years or the U.S. Holder’s holding period for the Trust Units before the taxable year of distribution and the entire amount of gain that is realized by a U.S. Holder upon the sale of the Trust Units would be subject to an additional United States income tax that approximates (and in some cases exceeds) the value of presumed benefit of a deferral of United States income taxation that was available because we are a foreign corporation.

Tax-Exempt Organizations and Other Investors

Ownership of Trust Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. We are unable to provide any assurance that the income that we recognize in respect of the royalty or in respect of any of our other assets will not be unrelated business taxable income.

A regulated investment company or “mutual fund” (as such terms are used in the Internal Revenue Code) is required in order to maintain its special status under the Internal Revenue Code to derive 90 percent or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. A significant amount of our gross income may not be any such type of income.

Administrative Matters

Information Returns and Audit Procedures

The Internal Revenue Service may audit our federal income tax information returns. Adjustments resulting from an Internal Revenue Service audit may require each Unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its return. Any audit of a Unitholder’s return could result in adjustments not related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the Internal Revenue Service and tax settlement proceedings.

The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The Tax Matters Partner will make some elections on our behalf and on behalf of Unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against Unitholders for items in our returns. The Tax Matters Partner may bind a Unitholder with less than a one percent profits interest in us to a settlement with the Internal Revenue Service unless that Unitholder elects, by filing a statement with the Internal Revenue Service, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the Unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any Unitholder having at least one percent interest in profits or by any group of Unitholders having in the aggregate at least a five percent interest in profits. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

A Unitholder must file a statement with the Internal Revenue Service identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a Unitholder to substantial penalties.

Nominee Reporting

        Persons who hold an interest in Trust Units as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(i)	a person that is not a United States person;

(ii)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(iii)	a tax-exempt entity;

•	the amount and description of Trust Units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on the Trust Units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the Trust Units with the information furnished to us.

Registration as a Tax Shelter

The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. Although we may not be a “tax shelter” for such purposes, we have applied to register as a “tax shelter” with the Secretary of the Treasury in light of the substantial penalties that might be imposed if registration is required and not undertaken.

Issuance of a tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the Internal Revenue Service.

We will supply our tax shelter registration number to you when one has been assigned to us. A Unitholder who sells or otherwise transfers a Trust Unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. A Unitholder must disclosure our tax shelter registration number on its tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A Unitholder who fails to disclose the tax shelter registration number on its return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Reportable Transactions

Certain Treasury regulations require taxpayers to report specific information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction”. A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in the trust units. Investors should consult their own tax advisor concerning the application of any of these factors to an investment in the trust units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements.

Other Tax Considerations

Each U.S. Holder is urged to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of acquiring and holding the Trust Units. Accordingly, each prospective Unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state, local and foreign, as well as United States federal tax returns that may be required.

SELLING UNITHOLDER

Kingsbridge does not presently own any Trust Units. Any of the Trust Units offered for sale pursuant to this prospectus supplement will be acquired by Kingsbridge pursuant to one or more draw downs on the Committed Equity Financing Facility or pursuant to the exercise of the Kingsbridge Warrant. There can be no guarantee that we will complete a draw down on such facility. The Kingsbridge Warrant presently allows Kingsbridge to purchase an additional 301,000 Trust Units. All of the Trust Units offered hereby will be owned beneficially by Kingsbridge but held in various brokerage accounts.

PLAN OF DISTRIBUTION

We are qualifying up to 3,440,000 Trust Units for sale by Kingsbridge under this prospectus supplement. All or a portion of the Trust Units sold hereby by Kingsbridge may be delivered and/or sold in transactions, including deliveries of Trust Units to satisfy its obligations pursuant to previous short sales of Trust Units, from time to time on the NASDAQ National Market, or another national securities exchange or quotation service on which our Trust Units trade, on the over-the-counter market, in privately-negotiated transactions, or a combination of such methods of sale, at fixed prices, market prices prevailing at the time, prices related to such prevailing prices or negotiated prices. Kingsbridge may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from Kingsbridge. These concessions or commissions as to any particular broker-dealer may be in excess of those customary in the types of transactions involved. Kingsbridge is an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify Kingsbridge with respect to the Trust Units offered hereby against certain liabilities including certain liabilities under the US Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid for such liabilities.

Any broker-dealer participating in such transactions as agent may receive commissions or concessions from Kingsbridge and, it acts as agent for the purchaser of such Trust Units, from such purchaser. Broker-dealers may agree with Kingsbridge to sell a specified number of Trust Units at a stipulated price per Trust Unit, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold Trust Units at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire Trust Units as principal may resell such Trust Units from time to time in transactions on the NASDAQ National

Market, or another national securities exchange or quotation service on which our Trust Units trade, on the over-the-counter market, in privately-negotiated transactions or otherwise at fixed prices, market prices prevailing at the time of sale, prices related to such prevailing prices or negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Trust Units commissions computed as described above. Transactions by broker-dealers may include crosses, which are transactions in which the same broker acts as agent on both sides of the trade, and block transactions, and may involve sales to and through other broker-dealers, including transactions of the nature described above. To the extent required under the US Securities Act, a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of Trust Units involved;

•	the price at which such Trust Units are to be sold;

•	the commissions paid or concessions allowed to such broker-dealers, where applicable; and

•	other facts material to the transaction.

Kingsbridge and any other persons participating in the sale or distribution of the Trust Units will be subject to the applicable provisions of the US Exchange Act and the rules and regulations under the US Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by Kingsbridge or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the Trust Units.

Kingsbridge will pay all commissions, transfer taxes, and certain other expenses associated with the sale of Trust Units pursuant to this prospectus supplement. The Trust Units offered by this prospectus are being qualified for distribution to fulfill our contractual obligation to Kingsbridge and we have paid the expenses of the preparation of this prospectus supplement and the prospectus.

We have agreed to reimburse Kingsbridge for reasonable attorneys fees and expenses incurred by Kingsbridge in connection with entry into and amendments of our agreements with Kingsbridge, any communications with the SEC, and any actions by Kingsbridge to enforce its agreements with us. We have also agreed to pay Kingsbridge all reasonable due diligence expenses it incurs during the term of the agreement, up to $12,500 per calendar quarter.

Kingsbridge may sell the Trust Units to be purchased with respect to each trading day during a draw down period once the purchase price and number of Trust Units for such trading day have been determined, even though such determination will occur up to five trading days before we are required to deliver Trust Units in settlement of such purchase. Once settlement occurs, Kingsbridge will deliver these securities to close out such positions in accordance with the terms of Kingsbridge’s agreements with its resale brokers. Kingsbridge may also loan or pledge the Trust Units to broker-dealers that in turn may sell these securities.

The aggregate proceeds to Kingsbridge from the resale of the Trust Units offered by this prospectus will be the purchase price of the Trust Units less discounts and commissions, if any. Kingsbridge reserves the right to accept and, together with its agents, to reject, in whole or in part, any proposed purchase of Trust Units to be made directly or through agents.

In order to comply with the securities laws of some states, if applicable, the Trust Units may be sold in these jurisdictions only through registered or licensed brokers or dealers. The Trust Units may not be offered or sold in any jurisdiction unless the offer and sale have been registered or qualified for sale or an exemption is available and complied with.

Broker-dealers or agents that participate in the sale of the Trust Units may be deemed to be “underwriters” within the meaning of Section 2(11) of the US Securities Act. Profits on the sale of the Trust Units by Kingsbridge and any commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the US Securities Act. Kingsbridge will be subject to the prospectus delivery requirements of the US Securities Act.

To our knowledge, there are currently no plans, arrangements or understandings between Kingsbridge and any underwriter, broker-dealer or agent regarding the sale of the Trust Units.

Kingsbridge may decide not to sell any Trust Units described in this prospectus supplement. Any securities covered by this prospectus supplement which qualify for sale pursuant to Rule 144 or Rule 144A of the US Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus supplement. In addition, Kingsbridge may transfer, devise or gift the Trust Units by other means not described in this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the Trust Units offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces of British Columbia, Alberta, Saskatchewan and Ontario since the date of the prospectus are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

        None at the date of this supplement.

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the Trust Units offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.